Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 333-150014) on Form S-8 of Costco Wholesale Corporation of our report dated May 17, 2010, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year), which report appears in the December 31, 2009 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP

Seattle, Washington

May 17, 2010